No. 02/07

OPERATIONS SUSPENDED BY AN ILLEGAL WORK STOPPAGE AT ROSEBEL

Toronto, Ontario, January 26, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) has announced that late in the evening on Thursday, January 25, 2007, a number of unionized employees of Rosebel Gold Mines N.V. (“Rosebel”), a subsidiary of IAMGOLD based in Suriname, commenced an illegal work stoppage and as a result, production at the facility has been temporarily suspended.

Rosebel is taking steps to seek an injunction to cease the illegal activity and will seek damages from the Union for all losses suffered.  In the meantime, Rosebel management has requested that employees voluntarily end this illegal work stoppage and return to work.

Further details will be released and communicated as they become available.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.